

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 18, 2017

Via E-mail
Dr. August J. Troendle
President and Chief Executive Officer
Medpace Holdings, Inc.
5375 Medpace Way
Cincinnati, Ohio 45227

> **Re: Medpace Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 1, 2017**
> **File No. 333-220306**

Dear Dr. Troendle:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Purchase Contracts, page 28

1.   We note your disclosure that you may issue purchase contracts for the purchase or sale of debt or equity securities issued by third parties or "a basket of such securities, an index or indices or such securities or any combination of the above as specified in the applicable prospectus supplement." We also note that you may issue purchase contracts for the purchase or sale of currencies or commodities. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

2.   It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase securities at a specified purchase price. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as how these contracts should be appropriately characterized under the federal securities laws.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Gregory P. Rodgers, Esq.
       Latham & Watkins LLP